As filed with the Securities and Exchange Commission on July 24, 2009

Registration No. 333-144831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT TO

FORM S-3

ON

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GEORESOURCES, INC.

(Exact name of Registrant as specified in its charter)

Colorado	84-0505444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

(281) 537-9920

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Frank A. Lodzinski, Chief Executive Officer

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

(281) 537-9920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

Reid A. Godbolt, Esq.

Jones & Keller, P.C.

World Trade Center

1625 Broadway, 16th Floor

Denver, Colorado 80202

Telephone: (303) 573-1600

Facsimile: (303) 573-0769

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective as the Registrant shall determine.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check, the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check, the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This filing constitutes a post-effective amendment to the registration statement on Form S-3 (File No. 333-144831), which was declared effective on or about August 13, 2007. This post-effective amendment shall hereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We initially registered on Form S-3 (File No. 333-144831) the resale of up to 10,820,406 shares of our common stock by the selling stockholders identified in the prospectus related thereto. Due to the late filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, under applicable Securities and Exchange Commission rules we no longer qualify for the use of a registration statement on Form S-3. To assure that the shares of our common stock held by the selling stockholders may be sold pursuant to an effective registration statement, we have filed this post-effective amendment on Form S-1 to the registration statement described above. This prospectus is a part of that post-effective amendment and registers the sale of our common stock issued to the selling stockholders named herein.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2009

PROSPECTUS

GEORESOURCES, INC.

COMMON STOCK

This prospectus relates to the sale by the selling stockholders of up to 10,820,406 of our shares of common stock from time to time. The shares were issued to the selling stockholders in connection with (1) our mergers with Southern Bay Oil & Gas, L.P. (“Southern Bay”) and PICA Energy, LLC (“PICA”) on April 17, 2007, (2) our acquisition of certain Yuma Working Interests (the “Yuma Working Interests”) on April 17, 2007 and (3) our private placement of 130,406 shares of common stock to certain members of our management team and our board of directors and their affiliates in July 2007. The selling stockholders are (1) former holders of equity interests in Southern Bay or PICA, (2) former holders of Yuma Working Interests or (3) members of management, our board of directors and their affiliates. These shares of our common stock were registered pursuant to a registration rights agreement with the selling stockholders.

The shares were registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any means described in the section titled “Plan of Distribution.” The selling stockholders may sell any, all or none of the shares offered by this prospectus.

Our common stock is quoted on The NASDAQ Global Market under the symbol “GEOI.” On July 22, 2009, the last reported sale price of our common stock was $10.32 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS WHICH WE REFERENCE ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2009

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell shares of common stock will be made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”), including, without limitation, the statements specifically identified as forward-looking statements within this prospectus. Many of these statements contain risk factors as well. In addition, certain statements in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with our approval which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives or our management or Board of Directors including those relating to planned development of our oil and gas properties, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “may,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

Information about GeoResources, Inc.

GeoResources, Inc., a Colorado corporation formed in 1958, is an independent oil and gas company engaged in the acquisition and development of oil and gas reserves through an active and diversified program which includes purchases of reserves, re-engineering, development and exploration activities primarily focused in three core U.S. areas — the Southwest and Gulf Coast, the Rocky Mountains and the Williston Basin. As a result of several related transactions we underwent a substantial change in ownership, management, assets and business strategy, all effective as of April 17, 2007.

On April 17, 2007, we merged with Southern Bay Oil & Gas, L.P. (“Southern Bay”) and a subsidiary of Chandler Energy, LLC (“Chandler”) and acquired certain Chandler-associated oil and gas properties in exchange for 10,690,000 shares of common stock (collectively, the “Merger”). As a result of the Merger, the former Southern Bay partners received approximately 57% of our then outstanding common stock and thus acquired voting control. Although we were the legal acquirer, for financial reporting purposes the Merger was accounted for as a reverse acquisition of GeoResources by Southern Bay and an acquisition of Chandler and its associated properties.

On June 9, 2008, we completed a private placement transaction with non-affiliated accredited investors for 1,533,334 shares of common stock at a price of $22.50 per share and warrants exercisable for 613,336 shares of common stock at an exercise price of $32.43 per share.

On June 2, 2009 we announced a material acquisition of additional oil and gas property interests. Together with another acquisition shortly before, we spent approximately $58 million to acquire these properties. See “Incorporation of Certain Information by Reference — Where You Can Find Additional Information.”

Our principal executive office is located at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, and our telephone number is (281) 537-9920. Our internet website is www.georesourcesinc.com.

Post-Effective Amendment

We filed a registration statement on Form S-3 that became effective on August 13, 2007 with respect to the shares covered by this prospectus. Due to the late filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, under applicable Securities and Exchange Commission rules we no longer qualify for the use of a registration statement on Form S-3. To assure that the shares of our common stock held by the selling stockholders may be sold pursuant to an effective registration statement, we have filed this post-effective amendment on Form S-1 to the registration statement described above.

Use of Proceeds

We will not receive any proceeds from the sale of securities by the selling stockholders.

RISK FACTORS

Set forth below are risks with respect to our company and our business operations. Readers should review these risks, together with the other information contained in this prospectus. The risks and uncertainties we have described in this prospectus are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we deem immaterial, may also adversely affect our business. Any of the risks discussed in this prospectus that are presently unknown or immaterial, if they were to actually occur, could result in a significant adverse impact on our business, operating results, prospects and/or financial condition.

We are dependent upon the services of our chief executive officer and other executive officers.

We are dependent upon a limited number of personnel, including Frank A. Lodzinski, our Chief Executive Officer and President, and other management personnel and key employees. Failure to retain the services of these persons, or to replace them with adequate personnel in the event of their departure or termination, may have a material adverse effect on our operations. No employment agreements with any of our officers currently exist, but we may consider such agreements in the future. We have no key-man life insurance on the lives of any of our executive officers.

We must successfully acquire or develop additional reserves of oil and gas.

Our future production of oil and gas is highly dependent upon our level of success in acquiring or finding additional reserves. The rate of production from our oil and gas properties generally decreases as reserves are produced. We may not be able to acquire or develop oil and gas properties economically due to a lack of drilling success as well as lack of capital and inability to obtain adequate financing, which may be required to fund prospect generation, drilling operations and property acquisitions.

Intense competition in the oil and gas exploration and production segment could adversely affect our ability to acquire desirable properties prospective for oil and gas, as well as producing oil and gas properties.

The oil and gas industry is highly competitive. We compete with major integrated and independent oil and gas companies for the acquisition of desirable oil and gas properties and leases, for the equipment and services required to develop and operate properties, and in the marketing of oil and gas to end-users. Many competitors have financial and other resources that are substantially greater than ours, which could, in the future, make acquisitions of producing properties at economic prices difficult for us. In addition, many larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also face significant competition in attracting and retaining experienced, capable and technical personnel, including geologists, geophysicists, engineers, landmen and others with experience in the oil and gas industry.

We may be faced with shortages of personnel and equipment, thereby adversely affecting operations and financial results.

The oil and gas industry, as a whole, suffers from an aging workforce and shortage of qualified and experienced personnel. Our operations and financial results may be adversely impacted due to difficulties in attracting and retaining such personnel within our company or within companies that provide materials and services to the industry. Additional personnel are likely to be required in connection with our expansion plans, and the domestic oil and gas industry has in the past experienced significant shortages of qualified personnel in all areas of operations. Further, our expansion plans will likely require access to services and oil field equipment. Such equipment and operating personnel may be in short supply. The substantial decrease in commodity prices has resulted in decreased drilling and construction activity in the industry and shortages of personnel and equipment has recently eased, but nevertheless shortages of qualified and experienced personnel still exist.

Volatile oil and natural gas prices could adversely affect our financial condition and results of operations.

Our success will be largely dependent on oil and natural gas prices, which are highly volatile. During 2008 such prices reached historically high levels only to fall dramatically in the later part of the year. Significant further declines in the price of oil and natural gas will have a negative impact on our business operations and future revenues. Moreover, oil and natural gas prices depend on factors that are outside of our control, including:

•	economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities particularly with respect to oil producers in the Middle East, Nigeria and Venezuela;

•	weather conditions, such as hurricanes, including energy infrastructure disruptions resulting from those conditions;

•	changes in the global oil supply, demand and inventories;

•	changes in domestic natural gas supply, demand and inventories;

•	the price and quantity of foreign imports of oil;

•	the price and availability of liquified natural gas imports;

•	political conditions in or affecting other oil-producing countries;

•	general economic conditions in the United States and worldwide;

•	the level of worldwide oil and natural gas exploration and production activity;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices not only decrease revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can economically produce. Lower prices also negatively impact estimates of our proved reserves. Substantial or extended declines in oil or natural gas prices may materially and adversely affect our financial condition, results of operations, liquidity or ability to finance operations and planned capital expenditures

Industry changes may adversely affect various financial measurements and negatively affect the market price of our common stock.

Although we believe that our business strategy has and will continue to allow us to continue our growth and increase operating efficiencies, unforeseen costs and industry changes, as listed below, could potentially have an adverse effect on return of capital and earnings per share. Future events and conditions could cause any such changes to be significant, including, among other things, adverse changes in:

•	commodity prices for oil, natural gas and liquid natural gas, such as occurred in 2008;

•	reserve levels;

•	operating results;

•	capital expenditure obligations; and

•	production levels.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

Oil and natural gas exploration, drilling and production activities are subject to numerous operating risks including the possibility of:

•	blowouts, fires and explosions;

•	personal injuries and death;

•	uninsured or underinsured losses;

•	unanticipated, abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling service tools and casing collapses; and

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination.

Any of these operating hazards could cause damage to properties, serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs, and other environmental damages, which could expose us to liabilities. Although we believe that we are adequately insured for replacement costs of our wells and associated equipment, the payment of any of these liabilities could reduce the funds available for exploration, development, and acquisition, or could result in a loss of our properties. Also, as is customary in the oil and gas business, we do not carry business interruption insurance.

The insurance market in general and the energy insurance market in particular have recently experienced substantial cost increases from 2007 to 2008. It is possible that we will determine not to purchase some insurance because of high insurance premiums. If we incur substantial liabilities and the damages are not fully covered by insurance or are in excess of policy limits, then our business, results of operations and financial condition would likely be materially adversely affected.

We have hurricane associated risks in connection with our operations in the Texas and Louisiana Gulf Coast.

We could be subject to production curtailments resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and gas purchasers, or vendors and suppliers, because a portion of our oil and gas properties are located in or near coastal areas of the Texas and Louisiana Gulf Coast. In the third quarter of 2008, hurricanes Gustav and Ike damaged certain production facilities, located in the state waters of Louisiana. As a result, production volumes for the third quarter of 2008 were down by approximately 15,800 net barrels of oil. Oil production started to be restored in phases in late October and as of year-end was fully restored. We incurred additional operating and capital expenditures as a result of the hurricanes of approximately $1.1 million and expect to recoup $685,000 from insurance proceeds. Considering significant cost increases associated with “wind-storm” insurance coverage, we may increase our insurance deductibles or otherwise modify coverage.

If oil and gas prices decrease or exploration efforts are unsuccessful, we may be required to write-down the capitalized cost of individual oil and gas properties.

A writedown of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, if operating costs or development costs increase over prior estimates, or if exploratory drilling is unsuccessful. A writedown could adversely affect the trading prices of our common stock.

We use the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.

The capitalized costs of our oil and gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, pursuant to generally accepted accounting principles, we are required to record impairment charges to reduce the capitalized costs of each such field to its estimate of the field’s fair market value, even though other fields may have increased in value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce earnings and shareholders’ equity.

Revisions of oil and gas reserve estimates could adversely affect the trading price of our common stock. Oil and gas reserves and the standardized measure of cash flows represent estimates, which may vary materially over time due to many factors.

The market price of our common stock may be subject to significant decreases due to decreases in estimated reserves, our estimated cash flows and other factors. Estimated reserves may be subject to downward revision based upon future production, results of future development, prevailing oil and gas prices, prevailing operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in estimating quantities of oil and gas reserves, projecting future rates of production, and timing of development expenditures.

In addition, the estimates of future net cash flows from proved reserves and the present value of proved reserves are based upon various assumptions about prices and costs and future production levels that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of reserves and amount of estimated future net cash flows from estimated oil and gas reserves.

Our hedging activities may prevent us from realizing the benefits in oil or gas price increases.

In an attempt to reduce our sensitivity to oil and gas price volatility, we have, and will likely continue to, enter into hedging transactions which may include fixed price swaps, price collars, puts and other derivatives. In a typical hedge transaction, we may fix the price, a floor or a range, on a portion of our production over a predetermined period of time. It is expected that we will receive from the counter-party to the hedge payment of the excess of the fixed price specified in the hedge contract over a floating price based on a market index, multiplied by the volume of the production hedged. Conversely, if the floating price exceeds the fixed price, we would be required to pay the counter-party such price difference multiplied by the volume of production hedged. There are numerous risks associated with hedging activities such as the risk that reserves are not produced at rates equivalent to the hedged position, and the risk that production and transportation cost assumptions used in determining an acceptable hedge could be substantially different from the actual cost. In addition, the counter-party to the hedge may become unable or unwilling to perform its obligations under hedging contracts, and we could incur a material adverse financial effect if there is any significant non-performance. While intended to reduce the effects of oil and gas price volatility, hedging transactions may limit potential gains earned by us from oil and gas price increases and may expose us to the risk of financial loss in certain circumstances.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our financial condition and results of operations.

Our success will depend on the results of our exploitation, exploration, development and production activities. Oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Furthermore, many factors may curtail, delay or cancel drilling, including:

•	shortages of or delays in obtaining equipment and qualified personnel;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	issues associates with property titles; and

•	delays imposed by or resulting from compliance with regulatory requirements.

Existing debt and use of debt financing may adversely affect our business strategy.

We have used debt to fund a portion of our acquisition activities and we will likely use debt to fund a portion of our future acquisition activities. Any temporary or sustained inability to service or repay debt will materially adversely affect our results of operations and financial condition and will materially adversely affect our ability to obtain other financing.

The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system, as well as the global economic recession, may have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. The current economic situation could have a material adverse impact on our lenders or customers causing them to fail to meet their obligations to us. Additionally, market conditions could have a materially adverse impact on our commodity hedging arrangements if our counterparties are unable to perform their obligations or seek bankruptcy protection. Also, the current economic worldwide situation could lead to further reduced demand for oil and natural gas, or lower prices for oil and natural gas, or both, which could have a material negative impact on our revenues, results of operations and financial conditions.

Due to the current state of the financial markets, we may have significantly reduced access to public and private capital as well as substantially higher costs of capital if we are able to obtain capital.

Oil and gas activities are capital intensive. Historically, we have obtained equity and debt capital to fund our growth strategy. We may require additional equity capital in order to pursue our business strategy and avoid excessive debt levels. Considering the current state of the worldwide economy and the financial markets, we may not be able to attract investors that would provide equity capital to us at all, or the costs to obtain such capital may be unreasonable. To the extent that we may attract capital, the costs of such capital could increase appreciably and such capital may take forms, such as preferred stock or convertible debt, which would be senior to our common stock. We believe that the ability to attract capital at reasonable costs is critical to our long-term growth strategy, particularly due to the depleting nature of oil and gas operations.

We are obligated to comply with financial and other covenants in our existing Amended Credit Facility that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt.

Our Amended Credit Facility contains customary covenants, including, among others, provisions:

•	relating to the maintenance of the oil and gas properties securing the debt; and

•	restricting our ability to assign or further encumber the properties securing the debt.

All of our obligations under the Amended Credit Facility are secured by substantially all of our assets.

In addition, our Amended Credit Facility requires us to maintain financial covenants, including, but not limited to the following:

•	a current ratio of not less than 1.0 to 1.0 excluding current hedge obligations;

•	a funded debt to EBITDAX ratio of not greater than 4.0 to 1.0; and

•

an interest coverage ratio, which is the ratio of the EBITDAX for the four most recently completed quarters ending on such date compared to the cash interest payments made for such fiscal quarters, of not less than 3.0 to 1.0.

As of the date of this prospectus, we were in compliance with all such covenants. If we were to breach any of our debt covenants and not cure the breach within any applicable cure period, our lender could require us to repay the debt immediately, and if the debt is secured, could immediately begin proceedings to take possession of substantially all of our properties. Any such property losses would materially and adversely affect our cash flow and results of operations

Our properties may be subject to influence by third parties that do not allow us to proceed with planned explorations and expenditures.

We are the operator of a majority of our properties, but for many of our properties we own less than 100% of the working interests. Joint ownership is customary in the oil and gas industry and is generally conducted under the terms of a joint operating agreement (“JOA”), where a single working interest owner is designated as the “operator” of the property. For properties where we own less than 100% of the working interest, whether operated or non-operated, drilling and operating decisions may not be within our sole control. If we disagree with the decision of a majority of working interest owners, we may be required, among other things, to postpone the proposed activity or decline to participate. If we decline to participate, we might be forced to relinquish our interest through “in-or-out” elections or may be subject to certain non-consent penalties, as provided in a JOA. In-or-out elections may require a joint owner to participate, or forever relinquish its position. Non-consent penalties typically allow participating working interest owners to recover from the proceeds of production, if any, an amount equal to 200% to 500% of the non-participating working interest owner’s share of the cost of such operations.

Recent legislative proposals could materially lessen the economic viability of domestic exploration and production companies, including us.

The recent budgetary proposals of the Obama Administration, if enacted into law by Congress, could have a material adverse impact on the domestic oil and gas industry and on exploration and production companies in particular. The proposals would eliminate the so called “oil and gas company preferences” worth an estimated $31.5 billion over 10 years and raise other taxes on the industry. The proposed budget would eliminate tax mechanisms critical to capital formation for drilling, such as expensing of intangible drilling costs and eliminating the percentage depletion allowance, and if enacted, would have a significant adverse impact on domestic drilling for oil and natural gas. The proposed budget would also charge producers user fees for processing permits to drill on federal lands and increase royalty rates of minerals produced from federal lands. We cannot predict the outcome of the proposed U.S. Government budget, but the enactment of any of the proposals would likely adversely affect the domestic oil and gas exploration and production business by making future production more difficult and expensive, thereby lessening the economic viability of these companies, of which we are part.

Recovery of investments in acquiring oil and gas properties is uncertain.

We cannot assure that we will recover the costs we incur in acquiring oil and gas properties. While the acquisition and development of oil and gas properties is based on engineering, geological and geophysical assessments, such data and analysis is inexact and inherently uncertain. There can be no assurance that any properties we acquire will be economically produced or developed. Re-engineering operations pose the risk that anticipated benefits, which may include reserve additions, production rate improvements or lower recurring operating expenses, may not be achieved, or that actual results obtained may not be sufficient to recover investments. Drilling activities, whether exploratory or developmental, are subject to mechanical and geological risks, including the risk that no commercially productive reservoirs will be encountered. Unsuccessful acquisitions, re-engineering or drilling activities could have a material adverse effect on our results of operations and financial condition.

We cannot assure we would be able to achieve continued growth in assets, production or revenue.

There can be no assurance that we will continue to experience growth in revenues, oil and gas reserves or production. Any future growth in oil and gas reserves, production and operations will place significant demands on us and our management and personnel. Our future performance and profitability will depend, in part, on our ability to successfully integrate acquired properties into our operations, develop such properties, hire additional personnel and implement necessary enhancements to our management systems.

The nature of our business and assets may expose us to significant compliance costs and liabilities.

Our operations involving the exploration, production, storage, treatment, and transportation of liquid hydrocarbons, including crude oil, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment. Our operations are also subject to laws and regulations relating to protection of the environment, operational safety, and related employee health and safety matters. Compliance with all of these laws and regulations may represent a significant cost of doing business. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties; the imposition of investigatory and remedial liabilities; the issuance of injunctions that may restrict, inhibit or prohibit our operations; or claims of damages to property or persons.

Compliance with environmental laws and regulations may require us to spend significant resources.

Environmental laws and regulations may: (1) require the acquisition of a permit before well drilling commences; (2) restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities; (3) prohibit or limit drilling activities on certain lands lying within wetlands or other protected areas; and (4) impose substantial liabilities for pollution resulting from past or present drilling and production operations. Moreover, changes in Federal and state environmental laws and regulations could occur and may result in more stringent and costly requirements which could have a significant impact on our operating costs. In general, under various applicable environmental regulations, we may be subject to enforcement action in the form of injunctions, cease and desist orders and administrative, civil and criminal penalties for violations of environmental laws. We may also be subject to liability from third parties for civil claims by affected neighbors arising out of a pollution event. Laws and regulations protecting the environment may, in certain circumstances, impose strict liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time such acts were performed. We believe we are in compliance with applicable environmental and other governmental laws and regulations. There can be no assurance, however, that significant costs for environmental regulatory compliance will not be incurred by us in the future, thereby having an adverse effect on our ability to conduct our business profitably.

Our failure to successfully identify, complete and integrate future acquisitions of properties or business could reduce our earnings and slow our growth.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Completed acquisitions could require us to invest further in operational, financial and management information systems and to attract, retain, motivate and effectively manage additional employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our common stock to fall.

There were 16,241,717 shares of our common stock outstanding as of July 22, 2009. Members of our management and other affiliates owned approximately 9,197,500 shares of our common stock, representing 56.6% of our outstanding common stock as of July 22, 2009. Sale of a substantial number of these shares would likely have a significant negative affect on the market price of our common stock, particularly if the sales are made over a short period of time. These shares may be sold publicly pursuant to effective registration statements with the SEC.

If our stockholders, particularly management and their affiliates, sell a large number of shares of our common stock, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our management and affiliates might sell shares of our common stock could depress the market price of those shares.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

General

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 25, 2009 and Amendment No. 1 thereto filed with the SEC on June 11, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 8, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on June 4, 2009 and as amended on July 24, 2009; and July 17, 2009.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

You may obtain a copy of any of the above-referenced documents, at no cost, from our website at www.georesourcesinc.com. The information contained in, or that can be assessed through, our website is not part of this prospectus. We will also furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct your request for documents to:

Howard E. Ehler

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

281-537-9920

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

SELLING SECURITY HOLDERS

The following table sets forth certain information as of July 24, 2007 and currently, with respect to the selling stockholders. The last column in the following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares, if any, that actually will be sold.

The number and percentage of shares beneficially owned was based on 14,703,383 shares outstanding at July 24, 2007, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). As of July 22, 2009, we had 16,241,717 shares issued and outstanding. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

	Shares Owned Prior to Offering (1)			Remaining Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Number(2)	Percent
John F. Anderson	11,420	*	*	11,420	0	—

Robert J. Anderson(3)(4)	28,244	*	*	28,244	0	—

NFS/FMTC IRA FBO Robert J. Anderson(3)	21,304	*	*	21,304	0	—

Beechor Investors	37,099	*	*	37,099	0	—

Sarah Carson-Lowe(5)(6)	5,000	*	*	5,000	0	—

Castle Creek Resources, Inc.(7)	106,081	*	*	106,081	0	—

Chandler Energy, LLC(8)(6)	1,620,711	10.9%		1,595,711	25,000	*	*

Steven C. Collins(9)(4)	37,814	*	*	37,814	0	—

NFS/FMTC IRA FBO Steven C. Collins(9)	31,329	*	*	31,329	0	—

Christopher E. Cottrell(10)(4)	25,021	*	*	25,021	0	—

NFS/FMTC IRA FBO Christopher E. Cottrell(10)	37,595	*	*	37,595	0	—

Paul B. David	25,063	*	*	25,063	0	—

Janice C. Dinham	1,142	*	*	1,142	0	—

Howard E. Ehler(11)(4)	39,792	*	*	39,792	0	—

NFS/FMTC IRA FBO Howard E. Ehler(11)	4,261	*	*	4,261	0	—

Jennifer Foy(12)(6)	5,000	*	*	5,000	0	—

	Shares Owned Prior to Offering (1)			Remaining Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Number(2)	Percent
Michael J. Foy & Paula J. Foy(7)	12,532	*	*	12,532	0	—

Barry R. Gager	19,129	*	*	19,129	0	—

Jim Glenn(13)(6)	10,000	*	*	10,000	0	—

Griffin Investments, LLC	12,753	*	*	12,753	0	—

Johnny F. Hickman(14)(4)	7,929	*	*	7,929	0	—

NFS/FMTC IRA FBO Johnny F. Hickman(14)	18,798	*	*	18,798	0	—

Christopher W. Hunt(15)	35,000	*	*	35,000	0	—

J.F. Joliat Revocable Living Trust(16)	125,190	*	*	125,190	0	—

J.F. Joliat Irrevocable Living Trust(16)	75,190	*	*	75,190	0	—

J. Mark Joliat Revocable Living Trust(16)	25,063	*	*	25,063	0	—

William L. Jobe	37,099	*	*	37,099	0	—

Karen Joliat(16)	25,063	*	*	25,063	0	—

Kenwinn Investments LLC	12,532	*	*	12,532	0	—

LaJoie Ventures, Ltd.	25,063	*	*	25,063	0	—

Lakewood Investments, LLC	24,732	*	*	24,732	0	—

Frank A. Lodzinski(17)(18)	65,957	*	*	65,957	0	—

Timothy D. Merrifield(19)(4)	45,072	*	*	45,072	0	—

NFS/FMTC IRA FBO Timothy D. Merrifield(19)	18,296	*	*	18,296	0	—

Morrison Enterprises, Inc.	373,662	2.5%		373,662	0	—

Francis M. Mury(20)(4)	86,000	*	*	86,000	0	—

Frank W. Nessinger	6,183	*	*	6,183	0	—

Paul M. & Carol Kameny Family Trust 1995	12,532	*	*	12,532	0	—

Juanita Ramirez(21)(4)	8,626	*	*	8,626	0	—

Thomas A. Reiser	25,063	*	*	25,063	0	—

Robert B. Rodgers	37,595	*	*	37,595	0	—

	Shares Owned Prior to Offering (1)			Remaining Shares Offered Pursuant to this Prospectus	Shares Owned After Offering
Name of Selling Stockholder	Number	Percent		Number	Number(2)	Percent
James D. Simpson	25,063	*	*	25,063	0	—

SJB, LLC	37,099	*	*	37,099	0	—

Daryl R. Stewart(22)	16,266	*	*	16,266	0	—

Paul R. Stewart	18,549	*	*	18,549	0	—

Stewart Petroleum Corporation(22)	55,648	*	*	55,648	0	—

Leslie Tamura(23)(6)	5,000	*	*	5,000	0	—

Troy B. Thibodeaux(24)(4)	41,601	*	*	41,601	0	—

NFS/FMTC IRA FBO Troy B. Thibodeaux(24)	17,294	*	*	17,294	0	—

Thomas L. Joliat Living Trust(16)	50,127	*	*	50,127	0	—

Arnold Van Zanten, Jr. Revocable Trust	25,063	*	*	25,063	0	—

Sandra L. Vega(25)(4)	3,964	*	*	3,964	0	—

VL Energy, L.L.C., Agent(4)	92,000	*	*	0	92,000	*	*

Vlasic FAL, L.P.(18)	5,022,018	34.2%		5,022,018	0	—

Wachovia Capital Partners 2005, LLC(26)	1,888,560	12.8%		1,888,560	0	—

Steven R. Weisberg Revocable Trust u/a/d April 16, 1992	15,000	*	*	15,000	0	—

Westchester, LLC	12,753	*	*	12,753	0	—

Windlass Energy Value Partners, L.P.	250,635	1.7%		250,635	0	—

Yuma SG, LLC	61,831	*	*	61,831	0	—

Total	10,820,406	73.6%		10,703,406	117,000	*	*

**	Less than 1%

(1)	Percentages prior to proposed sales of shares offered by this prospectus are based on 14,703,383 shares of our common stock, excluding treasury shares, which were issued and outstanding as of July 24, 2007.
(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because, except as noted, there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering with the exception of the shares held for certain persons that have not vested at this time. Since the effective date of the original registration statement on Form S-3 some or all of the selling stockholders may have disposed of some or all of the shares listed in the selling stockholder table.
(3)	Mr. Anderson has been the Vice President, Business Development, Acquisitions and Divestitures of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Anderson, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 16,000 shares of common stock for Mr. Anderson until certain vesting requirements are met. The 16,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 below and are in addition to the shares of common stock held in the name of Mr. Anderson.
(4)	Pursuant to the shareholders agreement between Southern Bay Oil & Gas, L.P., VL Energy, L.L.C. and certain former equity holders of Southern Bay Oil & Gas, L.P., VL Energy L.L.C. holds record title to the 92,000 shares of common stock that are subject to vesting requirements, and if any of those shares are not vested for any reason, they may be retained by VL Energy L.L.C. VL Energy, L.L.C. only has a pecuniary interest in and a shared right to dispose of the 92,000 that may be retained by VL Energy, L.L.C., and currently shares the right to dispose of those shares with each employee that is ultimately entitled to his or her portion of the 92,000 shares.
(5)	Ms. Carson-Lowe has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Carson-Lowe and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Carson-Lowe until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Carson-Lowe.
(6)	Chandler Energy, LLC holds record title to 25,000 shares of common stock pursuant to the shareholders agreement between Chandler Energy, LLC and certain former employees of Chandler Energy, LLC and current employees of the company. The 25,000 shares of common stock will automatically vest on April 17, 2008. Chandler Energy, LLC only has a pecuniary interest in and a shared right to dispose of the 25,000 shares of common stock that may be retained by Chandler Energy, LLC, and currently shares the right to dispose of those shares with each employee that is ultimately entitled to his or her portion of the 25,000 shares of common stock.
(7)	Mr. and Mrs. Foy, as joint tenants, are the sole shareholders of Castle Creek Resources, Inc. and thus are the beneficial owners of all common stock held by Castle Creek Resources, Inc.

(8)	Mr. Collis Chandler, III is the sole member of Chandler Energy, LLC and thus is the beneficial owner of the common stock held in the name of Chandler Energy, LLC except for 25,000 shares of common stock, which are held by Chandler Energy, LLC for certain former employees of Chandler Energy, LLC subject to certain vesting requirements. Mr. Chandler has been the Executive Vice-President and Chief Operating Officer – Northern Region of the company since the closing of the mergers on April 17, 2007.
(9)	Mr. Collins has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Collins, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 12,000 shares of common stock for Mr. Collins until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Collins.
(10)	Mr. Cottrell has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Cottrell, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C holds record title to 12,000 shares of common stock for Mr. Cottrell until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Cottrell.
(11)	Mr. Ehler has been a Vice President and the Chief Financial Officer of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Ehler, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 16,000 shares of common stock for Mr. Ehler until certain vesting requirements are met. The 16,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Ehler.
(12)	Ms. Foy has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Foy and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Foy until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Foy.
(13)	Mr. Glenn has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Glenn and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 10,000 shares of common stock for Mr. Glenn until certain vesting requirements are met. The 10,000 shares of common stock are in addition to the shares held in the name of Mr. Glenn.
(14)	Mr. Hickman has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Hickman, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 2,000 shares of common stock for Mr. Hickman until certain vesting requirements are met. The 2,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Hickman.
(15)	Mr. Hunt has been a director of the Company since the closing of the mergers on April 17, 2007.

(16)	Mr. Joliat has been a director of the Company since the closing of the mergers on April 17, 2007. Mr. Joliat is the beneficial owner of 200,380 shares of common stock. Mr. Joliat is the trustee of two family trusts, which hold an aggregate of 75,190 shares of common stock. Additionally, the shares held in the name of Karen Joliat are not beneficially owned by Mr. Joliat.
(17)	Mr. Lodzinski has been the Chief Executive Officer and Chairman of the Board of Directors of the Company since the closing of the mergers on April 17, 2007.
(18)	Based on the legal structure of Vlasic FAL, L.P., Mr. Lodzinski and Mr. Vlasic are beneficial owners of all of the shares of common stock held by Vlasic FAL, L.P., and share the right to vote and dispose of these shares.
(19)	Mr. Merrifield has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Merrifield, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 12,000 shares of common stock for Mr. Merrifield until certain vesting requirements are met. The 12,000 shares of common stock are included in the 92,000 shares discussed above in footnote 4 and are in addition to the shares held in the name of Mr. Merrifield.
(20)	Mr. Mury has been the Executive Vice-President and Chief Operating Officer – Southern Region of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Mury, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 14,000 shares of common stock for Mr. Mury until certain vesting requirements are met. The 14,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Mury.
(21)	Ms. Ramirez has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Ramirez, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 1,000 shares of common stock for Ms. Ramirez until certain vesting requirements are met. The 1,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Ms. Ramirez.
(22)	Mr. Stewart is the sole shareholder of Stewart Petroleum Corporation and thus has beneficial ownership of all shares of common stock held in the name of Stewart Petroleum Corporation.
(23)	Ms. Tamura has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Tamura and Chandler Energy, LLC, dated April 17, 2007, Chandler Energy, LLC holds record title to 5,000 shares of common stock for Ms. Tamura until certain vesting requirements are met. The 5,000 shares of common stock are in addition to the shares held in the name of Ms. Tamura.
(24)	Mr. Thibodeaux has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Mr. Thibodeaux, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 6,000 shares of common stock for Mr. Thibodeaux until certain vesting requirements are met. The 6,000 shares of common stock are included in the 92,000 shares discussed in footnote 4 above and are in addition to the shares held in the name of Mr. Thibodeaux.

(25)	Ms. Vega has been an employee of the Company since the closing of the mergers on April 17, 2007. Pursuant to a shareholders agreement between Ms. Vega, Southern Bay Oil & Gas, L.P. and VL Energy L.L.C., dated April 17, 2007, VL Energy, L.L.C. holds record title to 1,000 shares of common stock for Ms. Vega until certain vesting requirements are met. The 1,000 shares of common stock are included in the 92,000 shares discussed above in footnote 4 above and are in addition to the shares held in the name of Ms. Vega.
(26)	Mr. Scott R. Stevens has been a director of the Company since the closing of the mergers on April 17, 2007 and has been a member of the management of Wachovia Capital Partners 2005, LLC since 2003. Mr. Stevens is not a beneficial owner of any shares of common stock held by Wachovia Capital Partners 2005, LLC.

PLAN OF DISTRIBUTION

The selling stockholders named in this prospectus, or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus, may sell these shares from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges, on any automated interdealer quotation system on which the shares are listed, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. We and the selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any combination of these methods of sale; or

•	any other method permitted pursuant to applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders and selling holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders and selling holders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not engage in market-making activities with respect to our common stock during certain restricted periods. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2009, 16,241,717 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive or conversion rights. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our articles of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Under our articles of incorporation, as amended, our Board of Directors may issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Warrants

As of July 22, 2009, we had outstanding warrants to purchase 613,336 shares of our common stock at $32.43 per share during the period ending June 5, 2013.

LEGAL MATTERS

The validity of the common stock being offered from time to time under this prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Reid A. Godbolt, a member of Jones & Keller, P.C., beneficially owns 12,753 shares of our common stock held of record by a limited liability company owned jointly by him and his spouse.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

TRANSFER AGENT AND REGISTRAR

Our Transfer Agent and Registrar is Wells Fargo Shareowner Services, 161 N. Concord Exchange Street, South St. Paul, Minnesota 55075.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a statement of estimated expenses of the issuance and distribution of the securities being registered (other than underwriting discounts and commissions), all of which are being paid by the Registrant.

Securities and Exchange Commission Fee	$(1)
Printing Expense—Registration Statement and Prospectus	$500
Transfer Agent and Registrar	$-0-
Legal Fees	$3,000
Accountants’ Fees	$3,500
Miscellaneous Fees and Expenses	$1,000

Total	$8,000

(1)	The required registration fee of $2,282 was previously paid.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 109 of Title Seven of the Colorado Revised Statutes enables a Colorado corporation to indemnify its officers, directors, employees and agents against liabilities, damages, costs and expenses for which they are liable if: (i) in their Official Capacities (as defined by this statute), they acted in good faith and had no reasonable basis to believe their conduct was not in the best interest of the Company; (ii) in all other cases, their conduct was at least not opposed to the company’s best interests; and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.

Our Articles of Incorporation limit the liability of directors to the full extent provided by Colorado law.

Our Bylaws provide indemnification to officers, directors, employees and agents to the fullest extent provided by Colorado law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since August 13, 2007 (the effective date of this registration statement originally filed on Form S-3) the Registrant has sold no unregistered securities except as follows:

On June 5, 2008 the Registrant entered into a definitive purchase agreement (the “Purchase Agreement”) with non-affiliated accredited investors for the aggregate purchase of 1,533,334 shares of its restricted common stock at $22.50 per share and warrants exercisable for an aggregate of 613,336 shares of common stock at an exercise price of $32.43 per share (the “Warrants”) for aggregate gross proceeds of $34.5 million. The Registrant paid the placement agent, Wachovia Capital Markets, LLC, approximately $1.7 million in placement fees. The Warrants have a term of five years, but were not exercisable until six months after the closing of the Purchase Agreement on June 9, 2008.

Pursuant to the terms of the Purchase Agreement, the Registrant and the investors entered into a Registration Rights Agreement, dated June 5, 2008 (the “Registration Rights Agreement”) under which the Registrant agreed, at its expense, to file with the Securities and Exchange Commission a registration statement covering the shares of restricted common stock purchased by such parties on June 9, 2008, subject to certain exceptions. The Registration Rights Agreement also provided for the registration of the shares of common stock underlying the Warrants. The shares and warrants were registered on Form S-3 (SEC File No. 333-144831) which became effective on August 13, 2007.

The Registrant relied upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder for the issuance of the securities in the transaction. Each of the investors purchasing the securities sold made representations in the Purchase Agreement concerning their investment sophistication and knowledge of the Registrant’s business operations and financial condition.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1	Amended and Restated Articles of Incorporation dates June 10, 2003, incorporated by reference to Exhibit 3.1 of Registrant’s Form 10-KSB for the year ended December 31, 2003.

3.1(a)	Articles of Amendment to the Articles of Incorporation, incorporated by reference as Annex C to the Registrant’s definitive Proxy Statement dated February 23, 2007, and filed with the Commission on February 23, 2007.

3.1(b)	Articles of Amendment to Articles of Incorporation, dated November 6, 2007. (5)

3.2	Bylaws, as amended March 2, 2004, incorporated by reference to Exhibit 3.2 of Registrant’s Form 10-KSB for the year ended December 31, 2003.

5.1	Opinion of Jones & Keller, P.C. regarding the legality of the common stock being registered. (1)

10.15	Agreement and Plan of Merger dated September 14, 2006, among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Southern Bay Oil & Gas, L.P., Chandler Energy, LLC and PICA Energy, LLC (including Amendment No. 1 dated February 16, 2007). Incorporated by reference as Annex A to the Registrant’s Definitive Proxy Statement dated February 23, 2007 and filed with the Commission on February 23, 2007.

10.19	June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090. (3)

10.20	First Amendment to June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated November 10, 2003. (3)

10.21	Assignment and Assumption by Southern Bay Energy, L.L.C. of June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.22	Unconditional Guaranty of June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.23	Second Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005. (3)

10.24	Third Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 9, 2007. (3)

10.26	January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street Building, Suite 860, 475 17th Street, Denver, Colorado 80202. (3)

10.27	First Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated September 28, 2001. (3)

10.28	Second Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated October 23, 2002. (3)

10.29	Third Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated June 28, 2004. (3)

10.30	Credit Agreement dated September 26, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.31	Limited Partner Interest Purchase and Sale Agreement dated October 16, 2007 between the Registrant and TIFD III-X, LLC. (2)

10.32	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.33	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association. (2)

10.34	Form of Purchase Agreement. (4)

10.35	Form of Warrant. (4)

10.36	Form of Registration Rights Agreement. (4)

10.37	Agreement of Limited Partnership for OKLA Energy Partners LP dated May 20, 2008. (5)

10.38	Lease Agreement by and between Southern Bay Energy, L.L.C. and Cypress Court Operating Associates, L.P. for office space at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated September 25, 2008. (6)

14.1	Code of Business Conduct and Ethics adopted March 2, 2004, incorporated by reference to Exhibit 14.1 of Registrant’s Form 10-KSB for fiscal year ended December 31, 2003.

21.1	Subsidiaries of the Registrant. (3)

23.1	Consent of Grant Thornton LLP. (1)

23.2	Consent of Jones & Keller, P.C. (included in Exhibit 5.1 filed herewith).

24.1	Power of Attorney (included on signature page of this registration statement).

(1)	Filed herewith.
(2)	Filed with the Registrant’s Form 10-QSB for the quarter ended September 30, 2007.
(3)	Filed with the Registrant’s Form 10-QSB for the quarter ended June 30, 2007.
(4)	Filed with the Registrant’s Form 8-K on June 11, 2008.
(5)	Filed with the Registrant’s Form 10-KSB for the year ended December 31, 2007.
(6)	Filed with the Registrant’s Form 10-Q for the quarter ended June 30, 2008.
(7)	Filed with the Registrant’s Form 10-Q for the quarter ended September 30, 2008.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment to Form S-3 Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 24th day of July 2009.

GEORESOURCES, INC. (the “Registrant”)

/s/ Frank A. Lodzinski
Frank A. Lodzinski, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature below constitutes and appoints FRANK A. LODZINSKI and HOWARD E. EHLER his true and lawful attorneys-in-fact and agents, each acting along, with full power of stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signatures	Title	Date

/s/ Frank A. Lodzinski	President, Chief Executive Officer (principal executive officer) and Director	July 24, 2009
Frank A. Lodzinski

/s/ Howard E. Ehler	Principal Financial Officer and Principal Accounting Officer	July 24, 2009
Howard E. Ehler

/s/ Collis P. Chandler, III	Director	July 24, 2009
Collis P. Chandler, III

/s/ Christopher W. Hunt	Director	July 24, 2009
Christopher W. Hunt

/s/ Jay F. Joliat	Director	July 24, 2009
Jay F. Joliat

/s/ Scott R. Stevens	Director	July 24, 2009
Scott R. Stevens

/s/ Nicholas L. Voller	Director	July 24, 2009
Nicholas L. Voller

/s/ Michael A. Vlasic	Director	July 24, 2009
Michael A. Vlasic

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation dates June 10, 2003, incorporated by reference to Exhibit 3.1 of Registrant’s Form 10-KSB for the year ended December 31, 2003

3.1(a)	Articles of Amendment to the Articles of Incorporation, incorporated by reference as Annex C to the Registrant’s definitive Proxy Statement dated February 23, 2007, and filed with the Commission on February 23, 2007

3.1(b)	Articles of Amendment to Articles of Incorporation, dated November 6, 2007 (5)

3.2	Bylaws, as amended March 2, 2004, incorporated by reference to Exhibit 3.2 of Registrant’s Form 10-KSB for the year ended December 31, 2003

5.1	Opinion of Jones & Keller, P.C. regarding the legality of the common stock being registered (1)

10.15	Agreement and Plan of Merger dated September 14, 2006, among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Southern Bay Oil & Gas, L.P., Chandler Energy, LLC and PICA Energy, LLC (including Amendment No. 1 dated February 16, 2007). Incorporated by reference as Annex A to the Registrant’s Definitive Proxy Statement dated February 23, 2007 and filed with the Commission on February 23, 2007

10.19	June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090 (3)

10.20	First Amendment to June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated November 10, 2003 (3)

10.21	Assignment and Assumption by Southern Bay Energy, L.L.C. of June 7, 2001 Lease Agreement by and between AROC, Inc. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.22	Unconditional Guaranty of June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.23	Second Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 19, 2005 (3)

10.24	Third Amendment to June 7, 2001 Lease Agreement by and between Southern Bay Energy, L.L.C. and BGK Texas Property Management, Inc. for 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated April 9, 2007 (3)

10.26	January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street Building, Suite 860, 475 17th Street, Denver, Colorado 80202 (3)

10.27	First Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated September 28, 2001 (3)

10.28	Second Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated October 23, 2002 (3)

10.29	Third Amendment to January 31, 2000 Office Building Lease by and between 475-17th Street, CO. and Collis P. Chandler III for 475 17th Street, Suite 860, Denver, Colorado 80202, dated June 28, 2004 (3)

10.30	Credit Agreement dated September 26, 2007 between the Registrant and Wachovia Bank National Association (2)

10.31	Limited Partner Interest Purchase and Sale Agreement dated October 16, 2007 between the Registrant and TIFD III-X, LLC (2)

10.32	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association (2)

10.33	Amended and Restated Credit Agreement dated October 16, 2007 between the Registrant and Wachovia Bank National Association (2)

10.34	Form of Purchase Agreement (4)

10.35	Form of Warrant (4)

10.36	Form of Registration Rights Agreement (4)

10.37	Agreement of Limited Partnership for OKLA Energy Partners LP dated May 20, 2008 (5)

10.38	Lease Agreement by and between Southern Bay Energy, L.L.C. and Cypress Court Operating Associates, L.P. for office space at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090, dated September 25, 2008 (6)

14.1	Code of Business Conduct and Ethics adopted March 2, 2004, incorporated by reference to Exhibit 14.1 of Registrant’s Form 10-KSB for fiscal year ended December 31, 2003

21.1	Subsidiaries of the Registrant (3)

23.1	Consent of Grant Thornton LLP (1)

23.2	Consent of Jones & Keller, P.C. (included in Exhibit 5.1 filed herewith).

24.1	Power of Attorney (included on signature page of this registration statement)

(1)	Filed herewith.

(2)	Filed with the Registrant’s Form 10-QSB for the quarter ended September 30, 2007.
(3)	Filed with the Registrant’s Form 10-QSB for the quarter ended June 30, 2007.
(4)	Filed with the Registrant’s Form 8-K on June 11, 2008.
(5)	Filed with the Registrant’s Form 10-KSB for the year ended December 31, 2007.
(6)	Filed with the Registrant’s Form 10-Q for the quarter ended June 30, 2008.
(7)	Filed with the Registrant’s Form 10-Q for the quarter ended September 30, 2008.